UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Seadrill Announces Fourth Quarter and Full Year 2023 Results

Hamilton, Bermuda, February 28, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) today reported its fourth quarter and full year 2023 results.

Quarterly highlights

•	Delivered full-year operating profit of $329 million and full-year Adjusted EBITDA(1) of $495 million, in line with guidance

•	Reported fourth quarter Adjusted EBITDA(1) of $100 million, consistent with management expectations

•	Secured market-leading contracts in both Brazil and the U.S. Gulf of Mexico, representing some of the highest dayrates achieved so far in this market cycle

•

As of February 27, 2024, completed $342 million of share repurchases, representing 11% of its share capital, as part of its share repurchase program initiated in September 2023 and expanded in December 2023

Financial highlights

	Three months ended
Figures in USD million, unless otherwise indicated	December 31, 2023	September 30, 2023
Total Operating Revenues	408	414
Contract Revenues	315	324
Operating Profit	52	117
Adjusted EBITDA (1)	100	151
Adjusted EBITDA Margin (1)	24.5%	36.5%
Diluted Earnings Per Share ($)	0.95	1.10

“We continued to simplify and strengthen our business through 2023, achieving scale through the Aquadrill acquisition and delivering operational and financial results that allowed us to make meaningful returns to shareholders through our repurchase program,” remarked President and Chief Executive Officer, Simon Johnson.

“We have long anticipated 2024 will be a year of transition. We have planned and prepared for a busy inventory of shipyard stays and accompanying capital expenditure. We continue to act proactively to manage and mitigate our exposure to contracting gaps and cost inflation when these appear. Though 2024 will certainly have some challenges, our optimism about the medium- and longer-term outlook for the offshore deepwater drilling industry and our competitive positioning within it remains positive and unchanged.”

Financial and operational results

For the fourth quarter 2023, Seadrill recognized $408 million in total operating revenues. The Company generated $315 million in contract revenues, compared to $324 million the prior quarter, operating an average of 12 rigs at an economic utilization of 92.4%. These figures exclude the three drillships (West Gemini, Sonangol Quenguela, and Sonangol Libongos) the Company manages through Sonadrill, its 50:50 joint venture with Sonangol E.P., which generated an additional $73 million in management contract revenues. The Company earned an additional $20 million in reimbursable and other revenues, which includes bareboat charter income from Gulfdrill, a 50:50 joint venture between Seadrill and Gulf Drilling International. Operating expenses increased sequentially to $356 million from $304 million the prior quarter. The increase was primarily attributable to a change in provisions, repair and maintenance projects, severance, and personnel costs. Adjusted EBITDA(1) was $100 million, a $51 million decrease from the prior quarter.

Net cash provided by operating activities was $140 million for the fourth quarter, a $28 million, or 25%, sequential improvement compared to the third quarter. Capital expenditures totaled $90 million in the fourth quarter, compared to $61 million in the third quarter, and consisted of long-term maintenance costs of $42 million, included in operating cash flows, and $48 million of capital upgrades, related to contract preparation and incremental equipment spend. Resulting Free Cash Flow(1) for the fourth quarter was $92 million.

Full-year total operating revenues were approximately $1.5 billion, a 48% increase from $1.0 billion the prior year. Full-year operating profit was $329 million and full-year Adjusted EBITDA(1) was $495 million, or 33.0% of revenues, in line with guidance. The results reflect three quarters of earnings from rigs acquired through the Company’s Aquadrill transaction, which closed in April 2023.

Share repurchases

During the fourth quarter, Seadrill completed its initial $250 million buyback program, which started on September 12, 2023, and commenced an incremental $250 million program, on December 14, 2023. As of February 27, 2024, Seadrill had repurchased a total of eight million shares, equating to 11% of its share capital, at an average price of $43.36 per share for a total of $342 million in shareholder returns.

Balance sheet

As of December 31, 2023, Seadrill had gross principal debt of $625 million, consisting of $575 million in aggregate principal amount of 8.375% senior secured second lien notes due 2030 and $50 million in senior unsecured convertible notes, and $728 million in cash and cash equivalents, including $31 million in restricted cash. The Company maintains an additional $225 million in available borrowings under its undrawn senior secured revolving credit facility.

Operational and commercial activity

As of February 28, 2024 Seadrill’s Order Backlog(2) stood at approximately $2.9 billion, including approximately $1.1 billion in contract additions and adjustments since November 27, 2023. The Company previously announced notable contracts in Brazil and the U.S. Gulf of Mexico that represent some of the highest dayrates for those regions during this market cycle.

•

In December 2023, Seadrill announced it had secured $1.1 billion in Brazil contracts, following a competitive bidding process. Petrobras awarded 1,064-day fixed-term contracts to both the West Auriga and the West Polaris, representing approximately $577 million and $518 million in respective contract value, inclusive of additional services and mobilization fees. The Company expects the contracts to commence in the fourth quarter of 2024, after which Seadrill will be operating six drillships offshore Brazil.

•

In January 2024, Seadrill announced Talos Production Inc. had awarded the West Vela a contract in the U.S. Gulf of Mexico with an estimated duration of 150 days and a total contract value of approximately $74 million, excluding managed pressure drilling (MPD) services. The Company expects the contract to commence following the completion of the rig’s existing firm-term contracts with other independent operators in the region.

Prior to beginning their new contracts, all three of these rigs will transition from existing third-party managers to Seadrill, allowing the Company to capture intended cost savings from its Aquadrill acquisition.

The Company today provided an updated fleet status report on its website, www.seadrill.com/investors.

Conference call information

Seadrill will host a conference call to discuss its results on Thursday, February 29, 2024 at 09:00 CST / 16:00 CET. Interested participants may join the call by dialing +1 (888) 660-6819 (Passcode: 7310670) at least 15 minutes prior to the scheduled start time. The Company will also webcast the call live on its website, www.seadrill.com/investors, where a replay and prepared remarks, which includes guidance for fiscal year 2024 and a reconciliation of any non-GAAP financial metrics in such guidance, will be available afterwards.

(1)

Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are non-GAAP measures. The appendices to this press release include definitions of these non-GAAP measures and reconciliations to the most comparable GAAP measure.

(2)

Order Backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. It includes management contract revenues and lease revenues from bareboat charter arrangements and excludes revenues for mobilization, demobilization, contract preparation, and other incentive provisions and backlog relating to non-consolidated entities.

Seadrill contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this news release, including those regarding the Company’s outlook and guidance, plans, strategies, business prospects, rig activity, share repurchases, changes and trends in its business and the markets in which it operates are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties and our ability to maintain adequate financing to support our business plans, our ability to successfully complete any acquisitions, divestitures and mergers, our liquidity and the adequacy of cash flows for our obligations, our liquidity and the adequacy of cash flows for our obligations, our ability to satisfy the continued listing requirements of the New York Stock Exchange and the Oslo Stock Exchange, or other exchanges where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflict in Ukraine and the conflict in the Middle East, the effect and results of litigation, regulatory matters, settlements, audit, assessments and contingencies, including any litigation related to the merger of the Company (“Merger”) with Aquadrill LLC (“Aquadrill”), our ability to successfully integrate with Aquadrill following the Merger, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems and other important factors described from time to time in the reports filed or furnished by us with the Securities and Exchange Commission (the “SEC”) . Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327), and subsequent reports on Form 6-K.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

This information is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In $ millions, except per share data)

	Successor		Successor		Predecessor
	Three months ended December 31, 2023	Three months ended December 31, 2022	Twelve months ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues
Contract revenues	315	139	1,154	574	124
Reimbursable revenues	6	6	32	27	4
Management contract revenues (1)	73	64	271	203	36
Other revenues (1)	14	19	45	39	5

Total operating revenues	408	228	1,502	843	169

Operating expenses
Vessel and rig operating expenses (2)	(220)	(122)	(705)	(445)	(76)
Reimbursable expenses	(5)	(6)	(29)	(24)	(4)
Depreciation and amortization	(44)	(43)	(155)	(135)	(17)
Management contract expenses	(58)	(49)	(200)	(148)	(31)
Merger and integration related expenses	(3)	(3)	(24)	(3)	—
Selling, general and administrative expenses	(26)	(13)	(74)	(54)	(6)

Total operating expenses	(356)	(236)	(1,187)	(809)	(134)

Other operating items
Gain on disposals	—	1	14	1	2

Total other operating items	—	1	14	1	2

Operating profit/(loss)	52	(7)	329	35	37
Financial and other non-operating items
Interest income	13	7	35	14	—
Interest expense	(15)	(25)	(59)	(98)	(7)
Share in results from associated companies (net of tax)	10	5	37	(2)	(2)
Reorganization items, net	—	(3)	—	(15)	3,683
Other financial and non-operating items	(6)	—	(25)	3	30

Total financial and other non-operating items, net	2	(16)	(12)	(98)	3,704

Profit/(loss) before income taxes	54	(23)	317	(63)	3,741
Income tax benefit/(expense)	19	—	(17)	(10)	(2)

Net income/(loss) from continuing operations	73	(23)	300	(73)	3,739
Income/(loss) after tax from discontinued operations	—	272	—	274	(33)

Net income	73	249	300	201	3,706

Basic EPS: continuing operations ($)	0.97	(0.46)	4.23	(1.46)	37.25
Diluted EPS: continuing operations ($)	0.95	(0.46)	4.12	(1.46)	37.25
Basic EPS ($)	0.97	4.98	4.23	4.02	36.92
Diluted EPS ($)	0.95	4.75	4.12	3.88	36.92

(1)

Includes revenue received from related parties of $79 million, $298 million, $70 million, $216 million and $19 million for the three and twelve months ended December 31, 2023, the three months ended December 31, 2022, the period from February 23, 2022 through December 31, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor) respectively.

(2)	Includes costs paid to related parties of $3 million for the period from January 1, 2022 through February 22, 2022 (Predecessor).

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In $ millions, except per share data)

	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	697	480
Restricted cash	31	44
Accounts receivable, net	222	137
Amounts due from related parties, net	9	27
Other current assets	199	169

Total current assets	1,158	857

Non-current assets
Investments in associated companies	90	84
Drilling units	2,858	1,668
Restricted cash	—	74
Deferred tax assets	46	15
Equipment	10	10
Other non-current assets	56	93

Total non-current assets	3,060	1,944

Total assets	4,218	2,801

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	—	22
Trade accounts payable	53	76
Other current liabilities	336	306

Total current liabilities	389	404

Non-current liabilities
Long-term debt	608	496
Deferred tax liabilities	9	9
Other non-current liabilities	229	190

Total non-current liabilities	846	695

Commitments and contingencies
Equity
Common shares of par value US$0.01 per share: 375,000,000 shares authorized and 74,048,962 issued at December 31, 2023 (December 31, 2022: 49,999,998)	1	—
Additional paid-in capital	2,480	1,499
Accumulated other comprehensive income	1	2
Retained earnings	501	201

Total equity	2,983	1,702

Total liabilities and equity	4,218	2,801

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In $ millions)

	Successor		Predecessor
	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Operating Activities
Net income	300	201	3,706
Net income/(loss) from continuing operations	300	(73)	3,739
Net income/(loss) from discontinued operations	—	274	(33)
Adjustments related to discontinued operations (1)	—	(262)	38
Adjustments to reconcile net profit/(loss) to net cash provided by/(used in) operating activities:
Change in allowance for credit losses	(1)	1	(1)
Depreciation and amortization	155	135	17
Gain on disposals	(14)	(1)	(2)
Amortization of debt issuance costs and discount on debt	2	—	7
Payment in kind interest	—	30	—
Share in results from associated companies (net of tax)	(37)	2	2
Non-cash gain reorganization items, net	—	—	(3,487)
Fresh Start valuation adjustments	—	—	(266)
Others	9	(7)	(7)
Deferred tax benefit	(13)	(3)	(4)
Other cash movements in operating activities
Payments for long-term maintenance	(108)	(83)	(2)
Repayments made under failed sales and leaseback arrangements	—	—	(11)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	(25)	32	(11)
Trade accounts payable	(34)	23	—
Prepaid expenses/accrued revenue	(1)	9	—
Deferred revenue	1	44	(18)
Deferred mobilization costs	25	(111)	(4)
Related party receivables	19	(10)	(13)
Other assets	(22)	49	(4)
Other liabilities	31	16	4

Net cash flows provided by/(used in) operating activities	287	65	(56)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(101)	(131)	(18)
Proceeds from sales of tender-assist units	84	—	—
Proceeds from disposal of assets	14	1	2
Net proceeds on disposal of business and cash impact from deconsolidation	21	659	(94)
Acquisition of Subsidiary	24	—	—
Funds advanced to discontinued operations	—	(16)	(20)
Net cash used in investing activities - discontinued operations	—	(40)	—

Net cash flows provided by/(used in) investing activities	42	473	(130)

(1)

Relates to adjustments made to the net income/(loss) from discontinued operations to reconcile to net cash flows in operating activities from discontinued operations. The adjustments reconcile net income/(loss) from discontinued operations to net cash provided by/(used in) operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals. The net cash provided by operating activities for the year ended December 31, 2023 was nil, for the successor period from February 23, 2022 through December 31, 2022 (Successor) was $12 million and for the predecessor period from January 1, 2022 through February 22, 2022 (Predecessor) was $5 million.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In $ millions)

	Successor		Predecessor
	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Financing Activities
Proceeds from bond issuance	576	—	175
Proceeds from convertible bond issuance	—	—	50
Repayments of secured credit facilities	(478)	(464)	(160)
Share issuance costs	(4)	—	—
Share repurchases	(263)	—	—
Debt issuance costs	(31)	—	—
Net cash provided by financing activities - discontinued operations	—	16	20

Net cash (used in)/provided by financing activities	(200)	(448)	85

Effect of exchange rate changes on cash	1	(1)	6

Net increase/(decrease) in cash and cash equivalents, including restricted cash	130	89	(95)
Cash and cash equivalents, including restricted cash, at beginning of the period	598	509	604
Included in cash and cash equivalents and restricted cash per the balance sheet	598	490	516
Included in assets of discontinued operations	—	19	88
Cash and cash equivalents, including restricted cash, at the end of period	728	598	509
Included in cash and cash equivalents and restricted cash per the balance sheet	728	598	490
Included in assets of discontinued operations	—	—	19

Supplementary disclosure of cash flow information
Interest paid	(36)	(57)	—
Taxes paid	(24)	(5)	(1)
Reorganization items, net paid	—	(13)	(56)

Appendix I - Reconciliation of Operating Profit to Adjusted EBITDA

Adjusted EBITDA represents operating profit before depreciation, amortization and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total operating revenues.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating profit between periods.

Adjusted EBITDA should not be considered as an alternative to operating profit or any other indicator of Seadrill’s performance calculated in accordance with US GAAP.

The table below reconciles operating profit to Adjusted EBITDA for the three months ended December 31, 2023 and September 30, 2023.

Figures in USD million, unless otherwise indicated	Three months ended December 31, 2023	Three months ended September 30, 2023
Operating profit	52	117
Depreciation and amortization	44	39
Merger and integration related expenses	3	2
Other adjustments (1)	1	(7)

Adjusted EBITDA (a)	100	151

Total operating revenues (b)	408	414
Adjusted EBITDA Margin (a)/(b)	24.5%	36.5%

(1)	Primarily gains on sundry asset disposals in September 2023 and costs associated with the closure of the Company’s London office in December 2023.

The table below reconciles operating profit to Adjusted EBITDA for the twelve months ended December 31, 2023.

Figures in USD million, unless otherwise indicated	Twelve months ended December 31, 2023
Operating profit	329
Depreciation and amortization	155
Merger and integration related expenses	24
Other adjustments (1)	(13)

Adjusted EBITDA (a)	495

Total operating revenues (b)	1,502
Adjusted EBITDA Margin (a)/(b)	33.0%

(1)	Primarily gains on sundry asset disposals and costs associated with the closure of the Company’s London office.

Appendix II - Contract Revenues Supporting Information

Contract Revenues Supporting Information(1)	Three months ended December 31, 2023	Three months ended September 30, 2023
Average number of rigs on contract(2)	12	12
Average contractual dayrates(3) (in $ thousands)	298	290
Economic utilization(4)	92.4%	92.9%

(1)

Excludes three drillships managed on behalf of Sonadrill (West Gemini, Sonangol Quenguela, Sonangol Libongos); and excludes rigs bareboat chartered to Gulfdrill (West Telesto, West Castor, West Tucana).

(2)	The average number of rigs on contract is calculated by dividing the aggregate days the Company’s rigs were on contract during the reporting period by the number of days in that reporting period.
(3)	The average contractual dayrate is calculated by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.
(4)

Economic utilization is defined as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate, multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than the contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.

Appendix III - Reconciliation of net cash flows provided by operating activities to Free Cash Flow

The Company also presents Free Cash Flow as a non-GAAP liquidity measure. Free Cash Flow is calculated as net cash provided by (used in) operating activities less cash paid for additions to drilling units and equipment. The table below reconciles net cash flows provided by operating activities to Free Cash Flow for the three months ended December 31, 2023 and September 30, 2023.

Figures in USD million	Three months ended December 31, 2023	Three months ended September 30, 2023
Net cash flows provided by operating activities	140	112
Additions to drilling units and equipment	(48)	(28)

Free Cash Flow	92	84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 28, 2024	By:	/s/ Grant Creed
Name: Grant Creed Title: Chief Financial Officer

THE SECTIONS OF THIS REPORT ON FORM 6-K ENTITLED “SHARE REPURCHASES,” “BALANCE SHEET,” “OPERATIONAL AND COMMERCIAL ACTIVITY” AND “FORWARD-LOOKING STATEMENTS” AND THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN THIS REPORT ON FORM 6-K (COLLECTIVELY, THE “INCORPORATED INFORMATION”) ARE HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.